EXHIBIT 12
F.N.B. Corporation and Subsidiaries
Computation of Ratio of Earnings to Fixed Charges
Dollars in thousands

	Three Months
	Ended March 31		Year Ended December 31
	2006	2005	2005	2004	2003	2002	2001
Earnings:
Income from continuing operations before income taxes	$22,719	$21,657	$77,105	$89,332	$36,004	$44,999	$42,683
Fixed charges, excluding interest on deposits	11,272	9,599	44,468	33,523	31,313	27,461	25,821

Subtotal	33,991	31,256	121,573	122,855	67,317	72,460	68,504
Interest on deposits	20,979	14,312	66,112	52,400	57,710	72,978	111,096

Total	$54,970	45,568	$187,685	$175,255	$125,027	$145,438	$179,600

Fixed charges:
Interest on borrowed funds	$10,823	$9,178	$42,668	$31,990	$29,280	$25,394	$23,888
Interest component of rental expense	449	421	1,800	1,533	2,033	2,067	1,933

Subtotal	11,272	9,599	44,468	33,523	31,313	27,461	25,821
Interest on deposits	20,979	14,312	66,112	52,400	57,710	72,978	111,096

Total	$32,251	$23,911	$110,580	$85,923	$89,023	$100,439	$136,917

Ratio of earnings to fixed charges:
Excluding interest on deposits	3.02x	3.26x	2.73x	3.66x	2.15x	2.64x	2.65x
Including interest on deposits	1.70x	1.91x	1.70x	2.04x	1.40x	1.45x	1.31x